Exhibit (e)(6)

March 2, 2012

Larry Gerdes

Dear Larry,

In connection with the acquisition (the “Acquisition”) of Transcend Services, Inc. (“Transcend”) by Nuance Communications, Inc. (“Nuance”), together defined as “the Company”, I regret to inform you that we are not in a position to offer you long term employment with the Company following the Acquisition. We would, however, appreciate your assistance with important transitional work and would, therefore, like to extend you this offer of continued employment through 30 days following the Acquisition closing (the “Transition Period”).

Should you accept our offer, your position and salary will remain as it currently stands for the duration of your Transition Period. Assuming the Acquisition closes within the 2012 calendar year, you will continue to be eligible for your bonus opportunity per the terms of the 2012 Transcend Bonus Program through the earlier of December 31, 2012 or the conclusion of the Transition Period.

As a full-time employee, you will continue to be eligible for a comprehensive benefits package and paid time off, consistent with the Company’s programs in effect. Nothing shall prohibit the Company from modifying or terminating any of the plans that comprise the benefits package or limit the Company’s discretion regarding the administration of or offering of benefits under any of the discretionary plans in place. We are pleased to confirm that your years of service with Transcend will be treated as years of service under the Company’s benefit plans.

Additionally, you will be eligible for reimbursement of all applicable business related expenses in accordance with the Company’s policy.

If your employment is terminated by the Company (or any successor entity) for any reason other than Cause or when this Transition Period is completed at the conclusion of thirty (30) days following the Acquisition closing, and you sign and do not revoke a standard release of claims with the Company (or our successor entity), upon termination of employment you will be entitled to severance benefits as follows:

(a)	You will be entitled to severance pay equal to $357,000.00. The severance will be made payable to you in a lump sum payment, less applicable withholding amounts, according to the terms of your separation agreement.

(b)	If you elect, the Company will pay the continuation of your health insurance, of the kind you were receiving at the time of your date of termination, through COBRA (the Consolidated Omnibus Budget Reconciliation Act) for eighteen (18) months following your end date.

For purposes of this Agreement, “Cause” shall consist of your: (i). act of dishonesty or fraud; (ii). breach of the fiduciary duty or duty of loyalty owed to the Company, or breach of the duty to protect the Company’s confidential and propriety information; (iii). conviction of a felony or a crime involving fraud, embezzlement, dishonesty, misappropriation of funds or any other act of moral turpitude; (iv). gross negligence or misconduct in the performance of his/her duties; (v). breach of this Agreement or written policies of the Company; (vi). engagement in conduct or activities that result or will potentially result in negative publicity or public disrespect, contempt or ridicule of the Company or are detrimental to the business or reputation of the Company; (vii). failure to abide by the lawful directives of the Company; (viii). failure to satisfactorily perform the duties of your position; or (ix). death or absence from work due to disability for a period in excess of one hundred twenty (120) days in any twelve month period, to the extent consistent with the applicable requirements of federal and state disability law. The determination as to what constitutes Cause shall be made in good faith by your manager; provided that you will be given written notice of the basis on which Cause exists for termination of your employment and, to the extent such circumstances can be cured, you will be given at least 30 days to cure such circumstances.

Upon effectiveness of this letter agreement as provided below, by accepting this offer and agreeing to the terms of this letter agreement, you acknowledge and agree that (i) any individual employment agreements between you and Transcend (the “Prior Employment Agreement”) are hereby terminated in their entirety, and (ii) with the exception of your continued eligibility under the 2012 Transcend Bonus Program through the earlier of December 31, 2012 or the conclusion of the Transition Period, you shall have no rights whatsoever to any benefits pursuant to any Prior Employment Agreements, whether as a result of the merger agreement providing for Nuance’s acquisition of Transcend (the “Merger Agreement”), this offer, your acceptance of this offer, or at anytime in the future. Additionally, you have agreed to enter into this letter agreement simultaneously with the execution and delivery of the Merger Agreement, provided that the parties hereto acknowledge and agree that this letter agreement shall be held in escrow by Nuance and shall become automatically effective immediately upon the Close as contemplated by the Merger Agreement. In the event that the Merger Agreement is terminated prior to the Close, (i) the covenants and agreements set forth herein shall be automatically deemed null and void and of no further force and effect without any other necessary actions by the parties, and (ii) any Prior Employment Agreements shall remain in full force and effect without having been amended or otherwise affected by this paragraph or this letter agreement.

Please be advised that the Company is an employment-at-will employer and this offer is not to be construed as an employment contract.

If you have any questions regarding our offer, the transition process or benefit programs please contact Erin DeStefano, Director, HR Acquisitions & Integration, at erin.destefano@nuance.com or 781-565-5000. I look forward to our working together and you joining the Nuance organization.

Sincerely,

/s/ Dawn Howarth
Dawn Howarth
Senior VP, Human Resources

cc: Employee File

I ACCEPT THE OFFER OF EMPLOYMENT AS STATED ABOVE:

/s/ Larry Gerdes	March 6, 2012
Larry Gerdes	Date of Acceptance